Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

Nine Months Ended September 30,
2015(a)
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$549,418
Income from equity investee	(484)
Tax expense based on income	332,442
Fixed charges excluding subsidiary preferred stock dividends tax adjustment (b)	287,446
Earnings available for fixed charges, as defined	$1,168,822
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$259,739
Estimated interest cost within rental expense	6,556
Amortization of net debt premium, discount, and expenses	16,318
Subsidiary preferred stock dividends	4,833
Adjust subsidiary preferred stock dividends to pretax basis	2,931
Total fixed charges, as defined	$290,377
Consolidated ratio of earnings to fixed charges	4.03

(a)
Includes a $69 million provision for Callaway construction and operating license recorded in the second quarter of 2015. See Note 2 - Rate and Regulatory Matters under Part I, Item 1, of this report for additional information.

(b)	Includes net interest related to uncertain tax positions.